Primo Water Corporation

501 North Cherry Street, Suite 501

Winston-Salem, NC 27101

David J. Mills

Chief Financial Officer, Secretary and Assistant Treasurer

November 2, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Myra Moosariparambil, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant

	Re:	Primo Water Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 7, 2018
File No. 001-34850

Ladies and Gentlemen:

On behalf of Primo Water Corporation (“Primo”, the “Company”, “we” and “our”), set forth below is the response to the comment letter dated October 19, 2018 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2017 (the “Form 10-K”). To assist in your review, each of the Company’s responses to the Staff’s comments is preceded by the text of the Staff’s comment in italics. All terms not defined in our responses have the meanings ascribed to such terms in the Form 10-K.

Text of Staff Comment No. 1:

Form 10-K filed March 7, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA U.S. GAAP Reconciliation, page 41

1.     We note in your Non-GAAP measure Adjusted EBITDA you include adjustments for non-recurring costs. Tell us how these items meet the definition of non-recurring, infrequent or unusual as set forth in Item 10(e)(1)(ii)(B) of Regulation S-K. If they do not comply with the Item, please do not refer to adjustments as being non-recurring. See also Question 102.03 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission

November 2, 2018

Management Response:

We respectfully advise that “non-recurring and acquisition-related costs” is a separate line item on our Consolidated Statements of Operations included in “Item 8. Financial Statements and Supplementary Data” of our Form 10-K (the “Non-Recurring and Acquisition-Related Costs Line Item”).

The contents of the Non-Recurring and Acquisition-Related Costs Line Item are described in “Item 8. Financial Statements and Supplementary Data; Footnote 1 of our Notes to Consolidated Financial Statements” under the subheading “Non-recurring and acquisition-related costs” and in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the subheading “non-recurring and acquisition-related costs”.

When including specific items in the Non-Recurring and Acquisition-Related Costs Line Item, we consider the relevant GAAP guidance regarding “non-recurring” and “acquisition-related” costs as well as the requirements in Item 10(e)(1)(ii)(B) of Regulation S-K (and also discussed in Question 102.03 of Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures), as we have described in the table below.

In future filings, we plan to clarify and enhance our disclosure of the contents of the Non-Recurring and Acquisition-Related Costs Line Item by including descriptive disclosures of the reasons as to why each item contained in the Non-Recurring and Acquisition-Related Costs Line Item is either considered “non-recurring, infrequent or unusual” as set forth in Item 10(e)(1)(ii)(B) or is considered “acquisition-related” in nature and otherwise properly included in the Non-Recurring and Acquisition-Related Costs Line Item.

Description of Contents of “non-recurring and acquisition-related costs” from the Adjusted EBITDA U.S. GAAP Reconciliation table of our Form 10-K	Consideration of relevant GAAP guidance, Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures

Expenses associated with the strategic alliance agreement (the “DS Services Agreement”) with DS Services of America, Inc. (“DS Services”), including transition payments and legal expenses associated with litigation and arbitration proceedings against certain former regional operators.

These costs are incurred as part of the extensive transformation of our U.S. Exchange operating model associated with the DS Services Agreement.

This transformation in our operating model from the utilization of numerous regional bottlers and distributors to one is considered to be the “underlying event” that drives these costs. This event is considered to be “infrequently occurring” as described in the Glossary of ASC 220 as no such transformation had previously occurred in our business and no such transformation is expected to recur in the foreseeable future.

These costs also meet the requirement in Item 10(e)(1)(ii)(B) of Regulation S-K that a registrant must not “adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years”. As noted above, no such transformation had previously occurred in our business and no such transformation is reasonably likely to recur within two years.

U.S. Securities and Exchange Commission

November 2, 2018

A gain related to the settlement reached with Omnifrio.

This one-time gain was related to our entry into a settlement and release agreement with Omnifrio in which we agreed to make a one-time payment to Omnifrio and to transfer all intellectual property and other assets purchased from Omnifrio in 2011 back to Omnifrio.

This event is considered to be “infrequently occurring” as described in the Glossary of ASC 220 as it relates to the resolution of a long-standing arrangement with Omnifrio regarding a discontinued business venture. It also meets the requirement in Item 10(e)(1)(ii)(B) of Regulation S-K as we have had no such settlements related to discontinued business ventures prior to Omnifrio and no such litigation is reasonably likely to recur within two years.

Various other income and expenses associated with severance and restructuring costs.

Such items resulted in income of $234,000 for the year ended December 31, 2017 and expense of $32,000 and $23,000 for the years ended December 31, 2016 and 2015, respectively. We consider these items to be immaterial; however, each of these income and expense items had not occurred in the two years prior to our recording of them and were not reasonably likely to recur within two years of such recording.

Transaction expenses, including fees payable to financial, legal, accounting and other advisors, associated with the acquisition of Glacier.	Such costs are considered “acquisition-related costs” consistent with the guidance in ASC 805-10-25-23 and are properly included in the Non-Recurring and Acquisition-Related Costs Line Item.

U.S. Securities and Exchange Commission

November 2, 2018

Text of Staff Comment No. 2:

Form 10-K filed March 7, 2018

Item 8. Financial Statements and Supplementary Data

Note 8. Stockholders’ Equity, page 65

2.     You state on page 66 of this note that the Glacier Warrants are exercisable at an exercise price of $11.88 per share. In the table at the top of page 67 you present a reclass for Glacier warrant from a liability to equity at an exercise price of $8.69. We do not note any disclosure or adjustment to the financial statements reflecting the change in the initial exercise price. Please explain the circumstances of the re-pricing and whether any accounting effect was given to the change.

Management Response:

The weighted average exercise price of $8.69 as disclosed in the table at the top of Page 67 of the Form 10-K is incorrect due to a typographical error. The correct exercise price of the Glacier Warrants is $11.88, as stated on Page 66 of the Form 10-K. We believe that this is an immaterial disclosure misstatement and, as such, we will correct in disclosures included in future filings.

*          *          *

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any further questions or concerns, please feel free to contact me at (336) 331-4021.

Sincerely,

/s/ David J. Mills

David J. Mills

Chief Financial Officer, Secretary and Assistant Treasurer

cc:	Sean M. Jones, K&L Gates LLP